SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

SAES Getters S.p.A.
(Translation of Registrant's Name Into English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Viale Italia, 77
20020 Lainate, Milan
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No __x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SAES Getters S.p.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 2, 2002

SAES Getters S.p.A.

by: ______________________
Giuseppe Rolando

saes® getters

For Immediate Release

For questions regarding this press release, please contact Patrizia Carrozza, phone +39.02.931728.1.

April 9, 2002

SAES Sues Aeronex for False Advertising

Milan, Italy

SAES Getters S.p.A. (SAES) of Lainate (Milan), Italy, filed a motion to amend its lawsuit against competitor Aeronex, Inc. of San Diego, California on April 9, 2002 in Federal District Court, Southern District of California, asserting claims of false advertising and unfair competition in the sale of iron/manganese getter-based ammonia gas purifiers. SAES had originally sued Aeronex late last year for patent infringement relating to the same gas purifiers; the new lawsuit combines these allegations.

The amended complaint accuses Aeronex of making false claims in its advertising and on its website regarding the functionality and performance of its "GateKeeper" Hydride Series gas purifiers. Ammonia is a crucial hydride used extensively in semiconductor processing. SAES also claims infringement of its U.S. patent #5,716,588 ("Getter Materials for Deoxygenating Ammonia/Oxygen Gas Mixtures at Low Temperatures"), which broadly claims the use of iron/manganese getter materials for purifying ammonia gas.

"SAES invests substantially in research and we must protect the results of our innovations," explains Dr. Giulio Canale, Managing Director of SAES. "We also cannot stand by and allow a competitor to make false and misleading claims in order unfairly compete in this specialized and critical marketplace. Since our attempts to resolve these issues directly with Aeronex have failed, we must now unfortunately seek resolution through appropriate legal channels." SAES seeks unspecified money damages, an injunction against the sale of the purifiers, a retraction of the false and misleading claims, and an injunction against continued false advertising.

"We hope that Aeronex will quickly see the error of its ways, and will promptly take corrective action," elaborated Dr. Canale. "They seem to be operating under the erroneous assumptions that their purported 'improvement' patent gives them free license to infringe SAES' pioneering patents in this field, and allows them to make false and misleading claims concerning their products. SAES will show that these assumptions are without foundation and cannot be sustained."

SAES Getters and its wholly-owned company, SAES Pure Gas, Inc., is a leading designer, manufacturer and supplier of gas purification systems utilizing getter materials.

Forward-Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company's ability to introduce new products at planned costs and on planned schedules, the Company's ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact

Giuseppe Rolando
SAES Getters S.p.A.
Group Chief Financial Officer
Tel +39 02 93178 203
Fax +39 02 93178 250
E-mail: giuseppe_rolando@saes-group.com

Gianna La Rana
SAES Getters S.p.A.
Investor Relations Manager
Tel +39 02 93178 273
Fax +39 02 93178 370
E-mail: gianna_la_rana@saes-group.com

For Immediate Release

(April 23, 2002, Milan - Italy) Saes Getters S.p.A. (Nasdaq: SAESY) announced several actions that took place at today's Annual Ordinary Shareholders' Meeting and Special Meeting of holders of Savings Shares.

Ordinary Shareholders' Meeting:

- Approval of the 2001 consolidated financial statements. For the year ended December 31, 2001 the Group reported consolidated net sales of €160.2 million and net income of €14.1 million. Net income per Ordinary Share and Savings Share was €0.593 and €0.6086, respectively.
- Approval of the following dividends for the 2001 fiscal year: €0.25 and €0.2656 for each Ordinary and Savings Share, escluding own shares, respectively. ADSs' dividends will be paid on May 16, 2002 to shareholders of record as of May 6, 2002.
- Renewal of a share buy back authorization. The Company has renewed the existing 18-months authorization to buy back up to 2 million shares of stock from time to time on the open market at a price no lower than €0.52 (i.e. the nominal value) and no greater than €30 for each share, however for a disbursement not exceeding €10,500,000.

Special Meeting of holders of Savings Shares:

- Appointment of a common representative for holders of Savings Shares for the period 2002-2004.

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality

assurance certification services.

In May 1996, SAES Getters became the first Italian Company to be listed on the Nasdaq Stock Market. The Company's ADRs trade under the symbol "SAESY".

For more information, visit the Company's web-site at http://www.saesgetters.com.